November 1, 2017

Lyn Shenk, Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SenesTech, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 31, 2017

File No. 001-37941

Dear Mr. Shenk:

We have reviewed your letter of October 31, 2017 to us setting forth staff comments on the SenesTech, Inc. (“SenesTech”) Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For your convenience, we have restated the comments below, followed by SenesTech’s responses. Page numbers in the responses refer to the 2016 Form 10-K as originally filed.

Risks Related to Our Business Operations and History

1.	We note your disclosure in the second risk factor on page 23 that “We have not been required to and have not filed an annual report for fiscal 2016, so pursuant to SEC regulations, we are not yet required to evaluate the effectiveness of our internal control over financial reporting.” As this document is your annual report for fiscal 2016, please revise your disclosure to comply with Instruction 1 to Item 308 of Regulation S-K to include a statement regarding the transition period established for newly public companies.

Response to Comment No. 1:

We refer you to the following disclosure in Item 9A. Controls and Procedures — Evaluation of Disclosure Controls and Procedures on page 43 of our 2016 10-K.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

For future filings, we will modify our risk factor disclosure to clarify our requirement to evaluate the effectiveness of our internal control over financial reporting. Below is the disclosure we intend to include in our future filings, including our Form 10-Q for the quarter ended September 30, 2017 and any filings that incorporate our 2016 10-K by reference.

We have not fully assessed our internal control over financial reporting. We have previously identified and may in the future identify material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2015, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We have addressed and resolved the issues identified in 2015.

We have or are in the process of implementing measures designed further to improve our internal control over financial reporting, including how to remediate the control deficiencies that led to our previously identified material weaknesses, including:

•	the appointment of a Corporate Controller in May 2016;
•	the establishment of formalized accounting policies and procedures and internal controls; and
•	the implementation of manual and automated controls to support our overall control environment and the segregation of duties and procedures.

In our annual report for the year ended December 31, 2016, we were not required to evaluate the effectiveness of our internal control over financial reporting. Similarly, because we are an emerging growth company, we were not required to include an auditor attestation report on our internal control over financial reporting in our annual report for the year ended December 31, 2016. As a result, we have not yet fully assessed our internal control over financial reporting and are unable to assure that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting, or to avoid potential future material weaknesses.

If we are unable to maintain an effective system of internal control over financial reporting, successfully remediate any existing or future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result.

Note 2: Summary of Significant Accounting Policies

2.      Please expand your disclosure here and in your Form 10-Q’s to provide the information in SAB Topic 11:M for FASB ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

Response to Comment No. 2:

In future filings, SenesTech will include additional information regarding the status of its implementation of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), including disclosures outlined in SAB Topic 11.M. Below is the disclosure we will include in our future filings, including our Form 10-Q for the quarter ended September 30, 2017 and any filings that incorporate our 2016 10-K by reference. The disclosure below may be revised as necessary to comply with additional ASUs or to provide additional clarity until we adopt the new standard.

In May 2014 the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Adoption of the new standard is effective for reporting periods beginning after December 15, 2017. We plan to use the modified retrospective method of adoption and will adopt the standard as of January 1, 2018, the beginning of our next fiscal year. We have completed an initial evaluation of the potential impact from adopting the new standard, including a detailed review of performance obligations for all material revenue streams. Based on this initial evaluation, we do not expect adoption will have a material impact on our financial position, results of operations, or cash flows. Related disclosures will be expanded in line with the requirements of the standard. We will continue our evaluation until our adoption of the new standard.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (928) 779-4143.

Sincerely,

/s/ Thomas C. Chesterman
Thomas C. Chesterman Chief Financial Officer SenesTech, Inc.